December 23, 2024

Marco Fregenal
Chief Executive Officer
Fathom Holdings Inc.
2000 Regency Parkway Drive
Suite 300
Cary, NC 27518

       Re: Fathom Holdings Inc.
           Registration Statement on Form S-3
           Filed December 20, 2024
           File No. 333-283973
Dear Marco Fregenal:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stacie Gorman at 202-551-3585 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Donald R. Reynolds, Esq.